NO ACT

PE
1-11-10



10010486



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

Received SEC
JAN 26 2010
Washington, DC 20549

January 26, 2010

John Chevedden

FISMA & OMB Memorandum M-07-16

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-26-2010

Re: CVS Caremark Corporation
Incoming letter dated January 11, 2010

Dear Mr. Chevedden:

This is in response to your letters dated January 11, 2010, January 19, 2010 and January 26, 2010, as well as your letter dated January 6, 2010, concerning the shareholder proposal submitted to CVS by William Steiner. We also have received a letter from CVS dated January 15, 2010. On January 5, 2010, we issued our response expressing our informal view that CVS could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Thomas J. Kim
Chief Counsel &
Associate Director

cc: Ning Chiu
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 26, 2010

Ms. Meredith Cross, Director
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Ms. Elizabeth M. Murphy, Secretary
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1090

3 Re: Request for reconsideration or Commission review (supplement) of no-action determinations regarding shareholder proposals to:
CVS/Caremark Corp. (January 5, 2010),
Medco Health Solutions (January 4, 2010),
Honeywell International (January 4, 2010), and
Safeway, Inc. (January 4, 2010).

Dear Ms. Cross and Ms. Murphy:

I write further on behalf of the proponents (which includes the undersigned in regard to the Medco proposal) and in response to the CVS January 15, 2010 letter with respect to each of these recent no-action determinations to request that the Division of Corporation Finance reconsider its position in each of these four no-action determinations. Should the Division not change its position, we request that the Commission exercise discretionary review under section 202.1(c) of the Commission's regulations. These determinations – and others still pending – raise novel issues of substantial importance to shareholders and companies alike.

Each of the cited resolutions asks that the company in question take the necessary steps to permit holders of ten percent of the outstanding shares to call a special meeting (or as low a figure above ten percent as state law authorizes). The resolutions also recommend that the rights of shareholders under such a special meeting provision should not contain exceptions that did not apply to the same extent as management or the board.

Using the methodology in the Medco January 19, 2010 letter Medco could also assert it is "impossible for the Company to ascertain the actual intent behind the vote of its shareholders" regarding a single proposal at the 40%-threshold. Using the company methodology shareholder voting on a lone 2010 proposal for a 40%-threshold could have four meanings.

If shareholders support the 40%-proposal it could mean that shareholders accept the 40%-threshold as adequate or reject the 40%-threshold as inadequate (but vote yes because they see it as a first step to achieve the 10%-threshold).

Or if shareholders reject the 40% proposal it could mean that shareholders reject the 40%-threshold or that they support the 40%-threshold but wish to express their dissatisfaction with the company maneuvering to deny shareholders the opportunity to vote on a lower threshold.

When the maneuvering to make this proposal toothless becomes more widely held public information just before the annual meeting, a lone proposal could yield ambiguous or inconclusive results in the above 4-flavors at least by applying the Medco metholoddgy.

The company suggests that shareholders would submit proposals a year before the annual meeting, but does not cite one past example of its suggestion occurring for a proposal on any topic. The company argument seems to be based on a false premise that companies have been proactive on the special meeting topic for the last few years and proponents are belatedly taking notice.

CVS/Caremark Corp. (January 5, 2010) responded to the CVS December 14, 2009 no action request with the Holidays intervening and was issued in 22-days without consideration of any proponent letter. On January 6, 2010 the attached proponent letter with exhibits was forwarded to the Division.

The January 15, 2010 CVS letter argues, "it is difficult to imagine a more cogent [convincing] example of two directly conflicting proposals." If this were accepted as correct then the company would be in the position of claiming that, a management proposal calling for *raising* the percentage of shareholders able to call a special meeting and a rule 14a-8 proposal called for *lowering* the percentage of shareholders able to call a special meeting, would be less of a purported conflict.

The company inexplicably claims that it is impossible to adopt a certain percentage threshold to call a special meeting after a shareholder vote in favor and at the same time consider a shareholder recommendation for a lower percentage threshold.

The company claims that a certain unifying principle to decide the issue of non-conflicting proposals cannot apply to proposals of varying topics. The issue on this topic is particularly easy to measure because it involves percentage numbers on a scale, whereas the precedents of *Cypress* and *Genzyme,* which CVS recognized, do not involve numbers and are not as easy to compare.

When a proponent takes the initiate on a rule 14a-8 proposal topic, that proponent and all the shareholders should not be penalized by exclusion of a precatory proposal, especially when the company chooses to follow the proponent's lead – but to a significantly lesser degree. **Especially after the proponent takes the initiative, the company should not be able to hijack this proposal topic in a weakened form with slight rearrangement year after year – to completely deny all precatory shareholder input on this important topic in its original form of a 10%-threshold.**

All four of the above companies received an immediate email of the initial January 11, 2010 Request for reconsideration and as of late January 19, 2010 only CVS had responded.

Each of the companies announced plans – hitherto not disclosed to the shareholders – to put forward a management proposal that would allow shareholders to call a special meeting, but at significantly higher thresholds, which range from 20 percent to 40 percent.

By every indication, these board actions were purely defensive in nature and were intended to prevent shareholders from voting on the lower thresholds proposed in each resolution. Each of the four companies thus advised the proponents and the staff that the proposals would be omitted under SEC Rule 14a-8(i)(9), which authorizes the omission of a proposal that "directly conflicts" with a management proposal. The staff accepted this argument in each of the letters.

We are asking the staff to reconsider its position and, failing that, for the Commission to review and clarify the application of this provision. The issue is important enough to warrant staff consideration and Commission review because the no-action determinations are in conflict with prior no-action decisions. We cited several of these determinations in supplemental filings with the staff; although the supplemental letters were attached to the staff no-action letters, because of the New Year's holiday, our letters may have arrived too late to be considered on their merits.

Specifically the no-action letters here cannot be reconciled with *Cypress Semiconductor Corp.* (March 11, 1998) and *Genzyme Corp.* (March 20, 2007). In those two cases the staff refused to exclude golden parachute and board diversity proposals, even though there appeared to be a direct conflict as to the content of the proposals. The reason was that the company appeared in each case had put forward the management proposal as a device to exclude the shareholder proposal.

In the four cases here, there is no indication that the board of directors adopted the management proposal here prior to receipt of the shareholder proposal. The company has thus failed to carry its burden of proving that this proposal may be omitted under Rule 14a-8(i)(9). At a minimum, the staff and/or the Commission should clarify that no-action relief is unavailable to a company that fails to make an affirmative showing as to the timing of a management proposal that may have been adopted purely as a defensive maneuver to create a conflict.

This is especially true when the management proposal is a binding proposal, and the shareholder proposal is not binding, but merely recommends a different course on the same topic and can be adopted prospectively even if the management proposal should pass. This related point is also important enough to warrant reconsideration and/or Commission review, because there is often no conflict between precatory and binding resolutions.

It is entirely possible that shareholders will favor and vote for a binding management proposal to give them the power to call a special meeting, even at a 20% or 40% level, if such a right does not currently exist. However, shareholders may prefer that the threshold be set at a lower level, such as the 10% level recommended in the shareholder resolutions here.

Putting both items on the proxy card does not create a conflict. The management proposal will be effective upon adoption. The shareholder proposal will not; it will only be a recommendation that the board take *additional* action by considering the issue afresh and taking steps to adopt a second bylaw effectuating the 10% threshold, not the higher limit.

Adoption of the two resolutions would not create a conflict in that situation, but would set the new level at a threshold ranging from 20% to 40% (depending on the company); it would also advise the board that the shareholders prefer a lower threshold. That is not a conflict, but a statement of preference, and management should not be allowed to short-circuit that sort of dialogue between shareholders and the board by letting a defensive maneuver trump an otherwise legitimate shareholder proposal.

We note in this regard that the staff determination here conflicts with two rulings from March

2009 rejected an (i)(9) defense involving competing say-on-pay proposals at the upcoming meeting. The management proposal was a request that shareholders cast an advisory vote on pay at that meeting, which was required by law because the company was a TARP recipient; the shareholder proposal recommended an annual vote on the topic regardless of whether the company was taking TARP funds or not. *Bank of America Corp.* (March 11, 2009); *CoBiz Financial Inc.* (March 25, 2009).

The parallels are striking and warrant staff reconsideration and/or review by the full Commission. In the two TARP cases, both the management proposal dealt with the same issue, yet no conflict was found between a management request for a vote on the topic this year and a shareholder request for a vote on the topic in future years. Here, there is a management proposal to empower shareholders to call a special meeting, which right would be effective upon enactment; the shareholder proposal asks the board to adopt lower threshold to govern the calling of such meeting in the future.

The only pertinent conflict is thus between the four no-action determinations that are the subject of this letter and the staff's prior decisions on the scope of Rule 14a-8(i)(9).

Thank you for your consideration of request.

Sincerely,

John Chevedden
Medco proposal

cc: Nick Rossi (CVS and Safeway proposals)
June Kreutzer and Cathy Snyder (Honeywell proposal)
Thomas Moffatt, CVS/Caremark Corp.
Lori B. Marino, Medco Health Solutions
Thomas Larkins, Honeywell International
Laura Donald, Safeway, Inc.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 19, 2010

Ms. Meredith Cross, Director
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Ms. Elizabeth M. Murphy, Secretary
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1090

Re: Request for reconsideration or Commission review (supplement) of no-action determinations regarding shareholder proposals to:
CVS/Caremark Corp. (January 5, 2010),
Medco Health Solutions (January 4, 2010),
Honeywell International (January 4, 2010), and
Safeway, Inc. (January 4, 2010).

Dear Ms. Cross and Ms. Murphy:

I write further on behalf of the proponents (which includes the undersigned in regard to the Medco proposal) and in response to the CVS January 15, 2010 letter with respect to each of these recent no-action determinations to request that the Division of Corporation Finance reconsider its position in each of these four no-action determinations. Should the Division not change its position, we request that the Commission exercise discretionary review under section 202.1(c) of the Commission's regulations. These determinations – and others still pending – raise novel issues of substantial importance to shareholders and companies alike.

Each of the cited resolutions asks that the company in question take the necessary steps to permit holders of ten percent of the outstanding shares to call a special meeting (or as low a figure above ten percent as state law authorizes). The resolutions also recommend that the rights of shareholders under such a special meeting provision should not contain exceptions that did not apply to the same extent as management or the board.

CVS/Caremark Corp. (January 5, 2010) responded to the CVS December 14, 2009 no action request with the Holidays intervening and was issued in 22-days without consideration of any proponent letter. On January 6, 2010 the attached proponent letter with exhibits was forwarded to the Division.

The January 15, 2010 CVS letter argues, "it is difficult to imagine a more cogent [convincing] example of two directly conflicting proposals." If this were accepted as correct then the company would be in the position of claiming that, a management proposal calling for *raising* the percentage of shareholders able to call a special meeting and a rule 14a-8 proposal called for *lowering* the percentage of shareholders able to call a special meeting, would be less of a purported conflict.

The company inexplicably claims that it is impossible to adopt a certain percentage threshold to call a special meeting after a shareholder vote in favor and at the same time consider a shareholder recommendation for a lower percentage threshold.

The company claims that a certain unifying principle to decide the issue of non-conflicting proposals cannot apply to proposals of varying topics. The issue on this topic is particularly easy to measure because it involves percentage numbers on a scale, whereas the precedents of *Cypress* and *Genzyme*, which CVS recognized, do not involve numbers and are not as easy to compare.

When a proponent takes the initiate on a rule 14a-8 proposal topic, that proponent and all the shareholders should not be penalized by exclusion of a precatory proposal, especially when the company chooses to follow the proponent's lead – but to a significantly lesser degree. **Especially after the proponent takes the initiative, the company should not be able to hijack this proposal topic in a weakened form with slight rearrangement year after year – to completely deny all precatory shareholder input on this important topic in its original form of a 10%-threshold.**

All four of the above companies received an immediate email of the initial January 11, 2010 Request for reconsideration and as of late January 19, 2010 only CVS had responded.

Each of the companies announced plans – hitherto not disclosed to the shareholders – to put forward a management proposal that would allow shareholders to call a special meeting, but at significantly higher thresholds, which range from 20 percent to 40 percent.

By every indication, these board actions were purely defensive in nature and were intended to prevent shareholders from voting on the lower thresholds proposed in each resolution. Each of the four companies thus advised the proponents and the staff that the proposals would be omitted under SEC Rule 14a-8(i)(9), which authorizes the omission of a proposal that "directly conflicts" with a management proposal. The staff accepted this argument in each of the letters.

We are asking the staff to reconsider its position and, failing that, for the Commission to review and clarify the application of this provision. The issue is important enough to warrant staff consideration and Commission review because the no-action determinations are in conflict with prior no-action decisions. We cited several of these determinations in supplemental filings with the staff; although the supplemental letters were attached to the staff no-action letters, because of the New Year's holiday, our letters may have arrived too late to be considered on their merits.

Specifically the no-action letters here cannot be reconciled with *Cypress Semiconductor Corp.* (March 11, 1998) and *Genzyme Corp.* (March 20, 2007). In those two cases the staff refused to exclude golden parachute and board diversity proposals, even though there appeared to be a direct conflict as to the content of the proposals. The reason was that the company appeared in each case had put forward the management proposal as a device to exclude the shareholder proposal.

In the four cases here, there is no indication that the board of directors adopted the management proposal here prior to receipt of the shareholder proposal. The company has thus failed to carry its burden of proving that this proposal may be omitted under Rule 14a-8(i)(9). At a minimum, the staff and/or the Commission should clarify that no-action relief is unavailable to a company that fails to make an affirmative showing as to the timing of a management proposal that may have been adopted purely as a defensive maneuver to create a conflict.

This is especially true when the management proposal is a binding proposal, and the shareholder proposal is not binding, but merely recommends a different course on the same topic and can be adopted prospectively even if the management proposal should pass. This related point is also important enough to warrant reconsideration and/or Commission review, because there is often no conflict between precatory and binding resolutions.

It is entirely possible that shareholders will favor and vote for a binding management proposal to give them the power to call a special meeting, even at a 20% or 40% level, if such a right does not currently exist. However, shareholders may prefer that the threshold be set at a lower level, such as the 10% level recommended in the shareholder resolutions here.

Putting both items on the proxy card does not create a conflict. The management proposal will be effective upon adoption. The shareholder proposal will not; it will only be a recommendation that the board take *additional* action by considering the issue afresh and taking steps to adopt a second bylaw effectuating the 10% threshold, not the higher limit.

Adoption of the two resolutions would not create a conflict in that situation, but would set the new level at a threshold ranging from 20% to 40% (depending on the company); it would also advise the board that the shareholders prefer a lower threshold. That is not a conflict, but a statement of preference, and management should not be allowed to short-circuit that sort of dialogue between shareholders and the board by letting a defensive maneuver trump an otherwise legitimate shareholder proposal.

We note in this regard that the staff determination here conflicts with two rulings from March 2009 rejected an (i)(9) defense involving competing say-on-pay proposals at the upcoming meeting. The management proposal was a request that shareholders cast an advisory vote on pay at that meeting, which was required by law because the company was a TARP recipient; the shareholder proposal recommended an annual vote on the topic regardless of whether the company was taking TARP funds or not. *Bank of America Corp.* (March 11, 2009); *CoBiz Financial Inc.* (March 25, 2009).

The parallels are striking and warrant staff reconsideration and/or review by the full Commission. In the two TARP cases, both the management proposal dealt with the same issue, yet no conflict was found between a management request for a vote on the topic this year and a shareholder request for a vote on the topic in future years. Here, there is a management proposal to empower shareholders to call a special meeting, which right would be effective upon enactment; the shareholder proposal asks the board to adopt lower threshold to govern the calling of such meeting in the future.

The only pertinent conflict is thus between the four no-action determinations that are the subject of this letter and the staff's prior decisions on the scope of Rule 14a-8(i)(9).

Thank you for your consideration of request.

Sincerely,

John Chevedden
Medco proposal

cc: Nick Rossi (CVS and Safeway proposals)
June Kreutzer and Cathy Snyder (Honeywell proposal)
Thomas Moffatt, CVS/Caremark Corp.
Lori B. Marino, Medco Health Solutions
Thomas Larkins, Honeywell International
Laura Donald, Safeway, Inc.

New York
Menlo Park
Washington DC
London
Paris
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Beijing
Hong Kong

Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4000 tel
212 701 5800 fax

January 15, 2010

Re: **Shareholder Proposal of Mr. William Steiner Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934**

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
(*Via email: shareholderproposals@sec.gov*)

Dear Sir or Madam:

On behalf of CVS Caremark Corporation, a Delaware corporation ("CVS" or the "Company"), we are writing in response to the request for reconsideration dated January 11, 2010 from Mr. John Chevedden. Mr. Chevedden's request pertains to the Staff's response dated January 5, 2010, to our letter dated December 14, 2009, with respect to the shareholder proposal submitted by Mr. William Steiner for inclusion in the proxy materials CVS intends to distribute in connection with its 2010 annual meeting (the "Shareholder Proposal"). A copy of Mr. Chevedden's reconsideration letter is attached hereto. The Staff in its letter dated January 5, 2010 concurred that CVS Caremark may exclude the Shareholder Proposal under Rule 14a-8(i)(9). Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter to the Commission via email to shareholderproposals@sec.gov.

The proposal requests that:

> The Board of Directors "...take the steps necessary to amend our bylaws and each applicable governing document to give holders of l0% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes multiple shareowners combining their holdings to equal the 10%-of-outstanding-common threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state

law) that apply only to shareowners but not to management and/or the board."

As explained in our December 14th letter, the Company believes that the Shareholder Proposal may properly be excluded from its proxy statement under Rule 14a-8(i)(9) because it will directly conflict with one of the Company's own proposals to be submitted to shareholders at the same meeting. Currently, neither CVS' certificate of incorporation nor its bylaws permit shareholders to call a special meeting. CVS has determined that it will submit a company proposal in its 2010 proxy materials asking shareholders to approve an amendment to the CVS charter (the "Company Proposal") to permit shareholders that hold 25% or more of CVS' outstanding shares to call a special meeting of shareholders. The Company Proposal and the Shareholder Proposal would present alternative and conflicting decisions for shareholders because they contain different threshold levels before shareholders can call a special meeting. The Company Proposal is needed to eliminate the current charter prohibition on the ability of shareholders to call special meetings and the bylaws would provide the right at a 25% ownership level, which directly conflicts with the Shareholder Proposal's request to provide the right at a 10% ownership level.

In our December 14th letter, we cited several precedent no-action letter requests dealing with shareholder proposals seeking the ability of shareholders to call a special meeting at a different threshold ownership percentage than the percentage specified in the company proposals on otherwise the same action. The Staff has previously concurred in the exclusion of shareholder proposals requesting amendment of company bylaws to permit holders of 10% of a company's shares to call special meetings, when the company represents that it will seek shareholder approval of a bylaw amendment to provide for such a right at a 25% ownership threshold. *Becton Dickinson and Company* (November 12, 2009) and *H.J. Heinz Company* (May 29, 2009). The Staff has also concurred in the exclusion of shareholder proposals requesting amendment of company bylaws to permit holders of 10% of a company's shares to call special meetings, when the company represents that it will seek shareholder approval of a bylaw amendment to provide for such a right at a 40% ownership threshold. *International Paper Company* (March 17, 2009) and *EMC Corporation* (February 24, 2009). The Staff permitted exclusion pursuant to Rule 14a-8(i)(9) in those cases.

Mr. Chevedden's reconsideration letter states his belief that a company proposal and a shareholder proposal at different vote thresholds do not conflict and could co-exist and be submitted as two separate proposals at the same meeting. In our view, it is difficult to imagine a more cogent example of two directly conflicting proposals for purposes of Rule 14a-8(i)(9). The action in question can only be implemented in one way: a charter and/or bylaw amendment permitting shareholders holding a specified percentage of stock to call a special meeting. There can't be two percentage thresholds in effect for this purpose, so that it would be confusing, misleading and entirely conflicting to permit both proposals to be submitted. If both proposals were permitted to be submitted, the confusion caused could easily lead to a vote result that is not necessarily representative of the views of shareholders, and a situation in which the Board would be unclear on how to implement the wishes of the shareholders. And, in this case, the matter is complicated by the reality that the Company Proposal (to remove the charter prohibition against shareholders calling a special meeting) must be submitted before any action to permit shareholders to call a special meeting can be implemented. The right to call a special meeting is a significant corporate matter, and the vote on such an action should be decided by a clear mandate and not by a vote that is confused by conflicting proposals.

We would submit that the prior no-action requests cited in Mr. Chevedden's reconsideration letter are not persuasive or relevant in supporting the request for reconsideration. Firstly, those prior letters do not deal with the subject matter of the Shareholder Proposal. They address different topics to be voted on by shareholders – i.e., diverse representation on its board (*Cypress Semiconductor Corp.*, March 11, 1998) and executive severance arrangements (*Genzyme Corp.*, March 20, 2007). Further, neither of those letters address two conflicting levels of bylaw ownership percentage threshold necessary for shareholder action. More importantly, while both of those letters (which essentially concerned policies for adoption by the Board), dealt with a company proposal and a management proposal on the same subject matter (i.e., diversity policy for nomination of director candidates; policy on severance agreements for senior executives), in each case the alternative policies proposed involved different substantive elements and criteria. For a proposal to be excludable under Rule 14a-8(i)(9), the shareholder proposal and company proposal must directly conflict. Given the substantive differences between the policies being proposed in those letters, it is hardly clear that those proposals could be viewed as directly conflicting. In contrast, the Shareholder Proposal and Company Proposal in this case directly conflict on a clear "apples to apples" basis, so that those prior letters cited by Mr. Chevedden should not be viewed as relevant precedents.

Mr. Chevedden seems to argue that excludability under Rule 14a-8(i)(9) should not be available where the company proposal is not "adopted ... prior to receipt of the shareholder proposal" and that otherwise the management proposal would amount to a "maneuver to create a conflict." It cannot be that to sustain its position under Rule 14a-8(i)(9), the Company must show that its proposal was "adopted" prior to receipt of the shareholder proposal. Rule 14a-8(i)(9) should serve the purpose of avoiding having two confusing and conflicting proposals for shareholders to vote on in a proxy statement at the same meeting. A leading company of the quality of CVS is managing itself in the best interests of shareholders. It makes determinations on matters of governance with the interests of shareholders in mind. A similar, non-binding proposal from Mr. Chevedden received support of a majority of votes cast at the Company's 2009 annual meeting. The Board of CVS has since been considering the appropriate course of action in light of that feedback from shareholders, to strike the right balance in what it believes is the appropriate percentage threshold for a shareholder right to call a special meeting in the overall interests of shareholders. And, to implement such a right, CVS needs to propose a charter amendment as discussed above. As a matter of good governance, the CVS Board has until the time the Company is ready to print and mail its proxy statement to decide on the appropriate course of action on this matter. Mr. Chevedden would have it that the CVS Board (and other issuers) should be under a false deadline of needing to decide these matters before receiving a shareholder proposal on the same subject, which may be earlier than even the deadline for submission of shareholder proposals (or otherwise the Company would be considered out of time for submitting its own proposal without having a conflicting shareholder proposal in the same proxy materials). This cannot be correct as a governance matter and cannot be the intent of the Commission for purposes of Rule 14a-8(i)(9).

Based on the foregoing, the Company continues to believe that the shareholder proposal may properly be excluded from its 2010 proxy materials under Rule 14a-8(i)(9).

* * *

Please call the undersigned at (212) 450-4908 if you should have any questions or need additional information or as soon as a Staff response is available.

Respectfully yours,

Ning Chiu

Attachment
cc w/ att: William Steiner/John Chevedden
Tom Moffatt (CVS)

EXHIBIT A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 11, 2010

Ms. Meredith Cross, Director
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Ms. Elizabeth M. Murphy, Secretary
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1090

Re: Request for reconsideration or Commission review of no-action determinations regarding shareholder proposals to:
CVS/Caremark Corp. (January 5, 2010),
Medco Health Solutions (January 4, 2010),
Honeywell International (January 4, 2010), and
Safeway, Inc. (January 4, 2010).

Dear Ms. Cross and Ms. Murphy:

I write on behalf of the proponents (which includes me in regard to the Medco propsal) with respect to each of these recent no-action determinations to request that the Division of Corporation Finance reconsider its position in each of these four no-action determinations. Should the Division not change its position, we request that the Commission exercise discretionary review under section 202.1(c) of the Commission's regulations. These determinations – and others still pending – raise novel issues of substantial importance to shareholders and companies alike.

Each of the cited resolutions asks that the company in question take the necessary steps to permit holders of ten percent of the outstanding shares to call a special meeting (or as low a figure above ten percent as state law authorizes). The resolutions also recommend that the rights of shareholders under such a special meeting provision should not contain exceptions that did not apply to the same extent as management or the board.

In response, each of the companies announced plans – hitherto not disclosed to the shareholders – to put forward a management proposal that would allow shareholders to call a special meeting, but at significantly higher thresholds, which range from 20 percent to 40 percent.

By every indication, these board actions were purely defensive in nature and were intended to prevent shareholders from voting on the lower thresholds proposed in each resolution. Each of the four companies thus advised the proponents and the staff that the proposals would be omitted under SEC Rule 14a-8(i)(9), which authorizes the omission of a proposal that "directly conflicts" with a management proposal. The staff accepted this argument in each of the letters.

We are asking the staff to reconsider its position and, failing that, for the Commission to review and clarify the application of this provision. The issue is important enough to warrant staff consideration and Commission review because the no-action determinations are in conflict with prior no-action decisions. We cited several of these determinations in supplemental filings with the staff; although the supplemental letters were attached to the staff no-action letters, because of the New Year's holiday, our letters may have arrived too late to be considered on their merits.

Specifically the no-action letters here cannot be reconciled with *Cypress Semiconductor Corp.* (March 11, 1998) and *Genzyme Corp.* (March 20, 2007). In those two cases the staff refused to exclude golden parachute and board diversity proposals, even though there appeared to be a direct conflict as to the content of the proposals. The reason was that the company appeared in each case had put forward the management proposal as a device to exclude the shareholder proposal.

In the four cases here, there is no indication that the board of directors adopted the management proposal here prior to receipt of the shareholder proposal. The company has thus failed to carry its burden of proving that this proposal may be omitted under Rule 14a-8(i)(9). At a minimum, the staff and/or the Commission should clarify that no-action relief is unavailable to a company that fails to make an affirmative showing as to the timing of a management proposal that may have been adopted purely as a defensive maneuver to create a conflict.

This is especially true when the management proposal is a binding proposal, and the shareholder proposal is not binding, but merely recommends a different course on the same topic and can be adopted prospectively even if the management proposal should pass. This related point is also important enough to warrant reconsideration and/or Commission review, because there is often no conflict between precatory and binding resolutions.

It is entirely possible that shareholders will favor and vote for a binding management proposal to give them the power to call a special meeting, even at a 20% or 40% level, if such a right does not currently exist. However, shareholders may prefer that the threshold be set at a lower level, such as the 10% level recommended in the shareholder resolutions here.

Putting both items on the proxy card does not create a conflict. The management proposal will be effective upon adoption. The shareholder proposal will not; it will only be a recommendation that the board take *additional* action by considering the issue afresh and taking steps to adopt a second bylaw effectuating the 10% threshold, not the higher limit.

Adoption of the two resolutions would not create a conflict in that situation, but would set the new level at a threshold ranging from 20% to 40% (depending on the company); it would also advise the board that the shareholders prefer a lower threshold. That is not a conflict, but a statement of preference, and management should not be allowed to short-circuit that sort of dialogue between shareholders and the board by letting a defensive maneuver trump an otherwise legitimate shareholder proposal.

We note in this regard that the staff determination here conflicts with two rulings from March 2009 rejected an (i)(9) defense involving competing say-on-pay proposals at the upcoming meeting. The management proposal was a request that shareholders cast an advisory vote on pay at that meeting, which was required by law because the company was a TARP recipient; the shareholder proposal recommended an annual vote on the topic regardless of whether the company was taking TARP funds or not. *Bank of America Corp.* (March 11, 2009); *CoBiz Financial Inc.* (March 25, 2009).

The parallels are striking and warrant staff reconsideration and/or review by the full Commission. In the two TARP cases, both the management proposal dealt with the same issue, yet no conflict was found between a management request for a vote on the topic this year and a shareholder request for a vote on the topic in future years. Here, there is a management proposal to empower shareholders to call a special meeting, which right would be effective upon enactment; the shareholder proposal asks the board to adopt lower threshold to govern the calling of such meeting in the future.

The only pertinent conflict is thus between the four no-action determinations that are the subject of this letter and the staff's prior decisions on the scope of Rule 14a-8(i)(9).

Thank you for your consideration of request.

Sincerely,

John Chevedden

cc: Nick Rossi (CVS and Safeway proposals)
June Kreutzer and Cathy Snyder (Honeywell proposal)
Thomas Moffatt, CVS/Caremark Corp.
Lori B. Marino, Medco Health Solutions
Thomas Larkins, Honeywell International
Laura Donald, Safeway, Inc.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 6, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 William Steiner's Rule 14a-8 Proposal
CVS Caremark Corporation (CVS)
Special Shareholder Meeting Topic

Ladies and Gentlemen:

This responds to the December 14, 2009 no action request.

This proposal topic for 10% of shareholder to be able to call a special meeting already won 61%-suport at the CVS 2009 annual meeting according to the attached page from The Corporate Library. This proposal topic also won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

This proposal topic even won 55%-support at Time Warner (TWX) in 2009 after Time Warner already adopted a 25%-threshold for shareowners to call a special meeting.

The company has the burden under Rule 14a-8(g) of establishing that an exemption applies:
Rule 14a-8(g)
Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?
Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

In *Cypress Semiconductor* (March 11, 1998), reconsideration denied (April 3, 1998) and *Genzyme* (March 20, 2007), the Division denied no-action relief as to golden parachute and board diversity proposals, respectively, even though there appeared to be direct conflicts as to the content of the proposals, when it appeared that the company in each case had put forward the management proposal as a device to exclude the shareholder proposal.

In this case, there is no indication that the board of directors adopted the management proposal here prior to receipt of the shareholder proposal. The company has thus failed to carry its burden of proving that this proposal may be omitted under Rule 14a-8(i)(9). At a minimum, the Division should not grant no-action relief to a company that fails to make an affirmative showing as to the timing of a management proposal that may have been adopted purely as a defensive maneuver to create a conflict.

This is especially true when the management proposal is a binding proposal and the shareholder proposal is not binding, but merely recommends an enhanced course on the same topic and can be adopted prospectively even if the management proposal should pass.

There appears to be no conflict in this case. Shareholders may well favor and vote for a proposal to enhance voting rights at a 25% level, but they may also favor adoption of a lower threshold of 10%. Adoption of the two resolutions would not create a conflict in that situation, but would set the new level at 25% and advise the board that the shareholders would prefer a lower threshold.

That is not a conflict, but a statement of preference, and management should not be allowed to short-circuit productive dialogue between shareholders and the board by letting a defensive maneuver trump an otherwise legitimate shareholder proposal.

Although the company cited no-action decisions such as Becton Dickinson in which similar proposals were excluded, the proponents there did not cite these earlier precedents, which the Division has not overruled or modified and thus remain good law.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,

John Chevedden

cc:
William Steiner
Thomas Moffatt <TSMoffatt@cvs.com>

[CVS: Rule 14a-8 Proposal, October 24, 2009, November 24, 2009]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each applicable governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes multiple shareowners combining their holdings to equal the 10%-of-outstanding-common threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 61%-support at our 2009 annual meeting. Proposals often obtain higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote. This proposal topic won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay – $24 million for CEO Thomas Ryan. Mr. Ryan's non-qualified deferred compensation (NQDC) was worth more than $40 million.

Thomas Ryan, Terrence Murray (our Lead Director) and Marian Heard (on our audit and nomination committees) were designated as "Flagged (Problem) Directors" by The Corporate Library due to their involvement with FleetBoston, which approved a major round of executive rewards even as the company was under investigation by regulators for multiple instances of improper activity. Plus our directors served on these boards rated "D" by The Corporate Library: Thomas Ryan (our CEO), Yum! Brands (YUM) and Bank of America (BAC), David Dorman, Yum! Brands (YUM) and Richard Swift, Hubbell (HUBB).

Directors Lance Piccolo and Kristen Gibney Williams had non-director links with our company – independence concerns. As CEO Mr. Ryan had a total of 3 directorships plus Richard Swift and Sheli Rosenberg had 5 directorships – over-commitment concerns.

We had no shareholder right to act by written consent, cumulative voting or an independent board chairman. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]